UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PRODUCE SAFETY & SECURITY INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

COLORADO

(State or other jurisdiction of incorporation or organization)

330 E. Las Colinas Blvd., #714
Irving, TX 75039
972-804-7883

(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Clarence W. Karney, 330 E. Las Colinas Blvd., #714
Irving, TX 75039
972-804-7883

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8731

(Primary Standard Industrial Classification Code Number)

37-150-5438

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Clarence W. Karney, Chairman of the Board of Directors
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039

Residential Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039

Ms. Kathleen C. Cullen, Director
Business Address
339 E. Las Colinas Blvd., #714
Irving, TX 75039

Residential Address
330 E. Las Colinas Blvd., #166
Irving, TX 75039

Ms. Bridget S. Heinrich, Director
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039

Residential Address
330 E. Las Colinas Blvd., #718
Irving. TX 75039

b. the issuer's officers;

Mr. Clarence W. Karney, Chief Executive Officer
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039
972-804-7883

Residential Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039

Ms. Kathleen C. Cullen, President
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039
972-804-7882

Residential Address
330 E. Las Colinas Blvd., #166
Irving, TX 75039

Ms. Bridget S. Heinrich, Vice President
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039
972-804-6459

Residential Address
330 E. Las Colinas Blvd., #718
Irving, TX 75039

Dr. Kent M. Sorrels, Vice President
Business Address
330 E. Las Colinas Blvd., #714
Irving, TX 75039
214-218-7235

Residential Address
3224 River Island Drive

Springville, CA. 93265

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Clarence W. Karney, CEO and Chairman of the Board of the Company, owns Four Hundred and Fifty Two Million Five Hundred Seven Hundred and Forty Six Thousand and Two Hundred and Forty Four (452,746,244) shares of common stock of the Company (11.9 % of the total issued and outstanding). Ms. Kathleen C. Cullen, President of the Company owns Four Hundred and Fifty Two Million Seven Hundred and Forty Five Thousand and Nine Hundred and Eighty Two (452,745,982) shares of common stock of the Company (11.9% of the total issued and outstanding).

Global Inspection Services* owns Three Hundred and Thirty Three Million Six Hundred Eighty-Seven Thousand Five Hundred and Seventeen (333,687,517) shares of common stock of the Company (8.8% of the total issued and outstanding).

Eco-Pure Consulting, LLC** owns Three Hundred and Thirty Three Million Six Hundred Eighty-Three Thousand and Ninety (333,683,090) shares of common stock of the Company (8.8% of the total issued and outstanding).

* Global Inspection Services is 50% beneficially owned by Mr. Clarence W. Karney, CEO and Chairman of the Board of the Company and 50% beneficially owned by Ms. Kathleen C. Cullen, President of the Company.

** Eco-Pure Consulting, LLC is 50% beneficially owned by Ms. Kathleen C. Cullen, President of the Company and 50% beneficially owned by Ms. Bridget S. Heinrich, Vice President of the Company.

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Clarence W. Karney, CEO and Chairman of the Board of the Company beneficially owns 619,590,002 shares of common stock of the Company (16.3% of the total issued and outstanding) (See Item 1(d) above).

Ms. Kathleen C. Cullen, President of the Company beneficially owns 786, 431,285 shares of common stock of the Company (20.7% of the total issued and outstanding) (See Item 1(d) above).

Ms. Bridget S. Heinrich, Vice President of the Company beneficially owns 343,202,035 shares of common stock of the Company (9% of the total issued and outstanding) (See Item 1(d) above).

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Clarence W. Karney, CEO and Chairman of the Board of the Company (See Item 1(d) above).

Ms. Kathleen C. Cullen, President of the Company (See Item 1(d) above).

Bridget S. Heinrich, Vice President of the Company (See Item 1(d) above).

Global Inspection Service (See Item 1(d) above).

Eco-Pure Consulting, LLC (See Item 1(d) above).

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 17 State Street, 39th Floor, New York, New York 10004
Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **Produce Safety & Security International, Inc.**

Names/Identities of Persons to whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date	Aggregate Price of Security

Mazuma Corporation*	Common	96,500	May/July 2007	$68,500
Parker Anderson*	Common	331,000	June/July 2007	$52,000
CJB*	Common	950,000	July/Sept. 2007	$26,000
Designated Marketing*	Common	1,435,000	Jan/June 2007	$68,500
TJ Management*	Common	3,000,000	Jan/Feb 2007	$93,000
Pryde Funding*	Common	7,600,000	Jan/Sept 2007	$164,800
MJMM	Common	160,666,666	October 2007	$45,000
I.C.P Capital LLC	Common	160,000,000	November	19,450
Banner State Holdings Inc.	Common	117,000,000	November	5,850

* The transaction were prior to October 2007 when the company did a 1 to 1000 reverse stock split.

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

See Table in Item 5 (1) above.

(4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in Item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Produce Safety & Security International, Inc.

(b) The Mailing address of the issuer's principal executive office: 330 E. Las Colinas Blvd., #714, Irving, TX 75039 Telephone: 972-804-7883

(c) Date of Offering Circular: December 7, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 3,800,655,306 shares of Common Stock outstanding that were held of record. There will be a maximum of 52,800,655,306 billion shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and**	**Proceeds to issuer or other person***

		commissions	
Per Unit	$0.0001	N/A	$0.0001
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	49,000,000,000		49,000,000,000
Total	$4,900,000.00	N/A	$4,900,000.00

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public January __, 2008.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT

DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 49,000,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 77 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.0001	N/A	$0.0001
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	49,000,000,000		49,000,000,000
Total	$4,900,000.00	N/A	$4,900,000.00

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name:	PRODUCE SAFETY & SECURITY INTERNATIONAL, INC.
State and date of incorporation:	Colorado, February, 2005
Street address of principal office:	330 E. Las Colinas Blvd., #714, Irving, TX 75039
Company Telephone Number:	972-804-7883
Fiscal year:	December 31

Person(s) to contact at Company with respect to offering: Clarence W. Karney or Kathleen C. Cullen
Telephone Number (if different from above):

Produce Safety & Security International, Inc., (the "Company") markets ozone technology that utilizes ozone equipment systems which kill pathogens and bacteria, remove pesticides and extend the shelf life of a meat, seafood, fresh fruit or vegetable product an additional 5 to 20 days, as well as other sanitizing products. This equipment and complementary product lines provide extraordinary sanitizing agents for the food industry that's economically produced and remarkably effective in numerous food applications such as processing, equipment cleaning and overall general sanitation.

The Company is currently promoting ozone systems, equipment and machinery and other sanitizing product lines on a worldwide basis to commercial, government and major industrial users. In addition, over the next three years, the management team expects to market a full line of value-added, food-safe, private label products, and food safe sanitation services through its distribution centers.

The Company's current products include the following:

- Multiple distribution agreements with ozone technology equipment manufacturers, including
- Zing Mobile Unit
- Ozone Fogger Unit
- Wastewater Disinfection Systems
- Spherequat® 1000, E.P.A. Registration No.10324-63-82131
- Spherequat® 2525-200, E.P.A. Registration No. 10324-107-82131
- Spherequat® 5500, E.P.A. Registration No. 10324-80-82131
- Spherequat® 6400, E.P.A. Registration No. 10324-59-82131
- Spherequat® 8600, E.P.A. Registration No. 10324-85-82131
- Medic - Kleen® Blood & Organic Stain Remover, U.S. Patent No. 6,420,332 B1

The Company is a Colorado corporation with corporate headquarters at 330 E. Las Colinas Blvd., #714, Irving, TX 75039

A maximum of common shares are being offered to the public at $0.0001 per share. There is no minimum.

A maximum of $4,900,000.00 will be received from the offering. The insiders will hold 1,749,223,322 shares. This means that about 96.7% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has a history of losses. There is no assurance that we will be profitable in the future: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $1,202,842.36 and $28, 825.46 during the years ended December 31, 2006 and December 31, 2005 respectively. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

We are dependent upon the success and market acceptance of ozone technology. The failure of the ozone market to develop as we anticipate, would adversely affect our business: The Company's success is largely dependent on increased market acceptance of ozone technology. Potential customers for ozone based systems may be reluctant to adopt ozone technologies as an alternative to more traditional technologies that are available in the market. If acceptance of ozone technology does not continue to grow, then the Company's revenues may be significantly reduced.

If we are unable to develop new products, our competitors may develop and market products with better features that may reduce demand for our potential products: The technology market is rapidly evolving. The Company's failure to respond effectively to changes in technology, customer requirements or industry standards could render its products less competitive or obsolete. The Company may not be able to introduce any new products or any enhancements to its existing products on a timely basis, or at all.

In addition, the introduction by the Company of any new products could adversely affect the sales of certain of its existing products. If the Company's competitors develop innovative lighting technology that are superior to the Company's products or if the Company fails to accurately anticipate market trends and respond on a timely basis with its own innovations, the Company may not achieve sufficient growth in its revenues to attain profitability.

The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product defects could cause the Company to incur significant product liability, warranty, repair and support costs and damage its reputation which would have a material adverse effect on its business: Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do. The Company competes with independent distributors, importers, manufacturers, and suppliers of food sanitization products and services. Many of its competitors have far greater name recognition and greater financial, technological and marketing resources than the Company. This may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources to the research, development, promotion, sale and support of their products than the Company. In addition, the Company also faces competition from a number of smaller manufacturers that have developed sanitization products. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily. If the Company's is unable to compete successfully in this highly competitive market, its future prospects of success may be harmed.

We may be unsuccessful in identifying and negotiating acquisitions which would have an adverse effect on the Company's business plan. A key element of the Company's strategy is expansion through the acquisition of other companies, assets or product lines. There can be no assurance, however, that the Company will be successful in identifying appropriate opportunities or negotiating favorable terms. Integration of any acquisitions could take months to accomplish and will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing, manufacturing, research and development and regulatory compliance efforts. The difficulty of combining companies may be increased by the need to integrate the personnel and geographic distance between the companies. Changes brought about by any acquisition may cause key employees or distributors to terminate their relationship with the Company. In addition, the Company might incur significant integration or additional operating costs associated with an acquisition. There can be no assurance that such costs will not have an adverse effect upon the Company's business, financial condition and results of operations while the operations of the acquired business are being integrated into the Company's operations. The process of integrating companies may cause management's attention to be diverted from operating the Company. In addition, the process of combining two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. There can be no assurance that any acquisition will not materially and adversely affect the Company's business, financial condition or results of operations or that any such acquisition will enhance the Company's business.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This

Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.0001 per share of Common Stock, assuming that all offered shares are sold.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 100 million shares of Common Stock to be outstanding following this offering, 80 million shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Mr. Clarence W. Karney, CEO and Chairman of the Board of and Ms. Kathleen C. Cullen, President of the Company are "affiliates" and are subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Although the Common Stock is currently traded on the Pink Sheets Electronic Quotation Service (the "Pink Sheets") under the symbol "PDSS:PK", there can be no assurance that a trading market for the Company's shares will continue to exist in the future, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of December 31, 2006, the Company had a net pro forma net tangible book value of ($1,000,000.00) or approximately $(0.0001) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.0001 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2006 would have been $135,000.00, or $0.01 per share. This represents an immediate increase in net tangible book value of $ 0.0099 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.101 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$0.02
Pro forma net tangible book value per share as of December 31, 2006	$0.0001
Increase per share attributable to new investors	$0.0099
Dilution per share to new investors	$0.0101

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.0001 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 490,500,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $4,900,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected the Company may use portions of the proceeds for other purposes. For example, if a new product is developed by a third party that is more economical to license rather than develop its own proprietary product, the Company may seek to obtain a license for such product rather than develop its own proprietary product.

DESCRIPTION	AMOUNT	PERCENTAGE
Expansion of Manufacturing Facilities	$3,000,000	61.2%
Research & Development-Government Contracts	$500,000	10.2%
Marketing/Advertising/Promotion	$500,000	10.2%
Food Safety Inspection	$700,000	14.3%
Legal/Accounting/Professional Fees	$200,000	4.1%
Total Use of Proceeds*	$4,900,000	100%

1. Expansion of Manufacturing Facilities. The Company will seek to expand its factory facilities by installing manufacturing and testing in its current facilities in Fresno, including the purchase of equipment and to commence the Laredo operation.

2. Research & Development for Government Contracts. The Company anticipates expanding its research and development staff to enhance its sales and market position by entering into the government contract market.

3. Development of facility in Dallas to expand the packaging processing lines to meet the projected production of products processed and sold from the Dallas facility.

4. Marketing/Advertising/Promotion. The Company anticipates utilizing Eco-Pure Consulting to enhance its marketing efforts. In addition, the Company anticipates exhibiting its products in the leading industry trade shows and advertising in leading industry publications.

5. Food Safety Inspection. Global Inspection Service will provide the food safety inspections and food security inspections.

6. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Item 6 The Business of the Company

<u>Summary</u>

Produce Safety and Security International, Inc., (the "Company"), currently traded on the Pink Sheets under the symbol "PDSS:PK", with its headquarters based in 330 E. Las Colinas Blvd., #714, Irving, TX 75039. The Company's business model encompasses a proactive approach with comprehensive programs, equipment, products and services designed to significantly increase overall food safety and food safe products throughout the world.

The Company offers food-safe equipment and product lines including a patent-pending chemical and inspection process that can boost an entire system dedicated to protecting, certifying, and delivering food safe products that far exceed current Federal Drug Administration (FDA) requirements.

The management team anticipates providing the marketplace with an entire audit trail from the growing, harvesting, packaging, storage, and delivery stages of food safe products - literally from "ground to grocer."

The business model is composed of a Sanitation Division, Distribution Center Division, and Acquisition Division, encompassing profit centers effectively intertwined to successfully ensure that safe, reduced pathogen and pesticide-free produce, meat and seafood products reach the end user - the consumer. Through its equipment lines, Sphere Group product distribution, and planned exclusive line of produce products and acquisition revenues and profits, the management team expects to benefit as both governmental agencies and consumers demand higher quality and safer perishable food products.

The Company is utilizing distributor agreements with several ozone manufacturers to market their technology.

Ozone Products

Ozone Products include Water Purification Products and Wastewater disinfection Systems.

Ozone is a gas that is an extraordinary sanitizing agent that can be economically produced and be remarkably effective in applications such as food processing and equipment cleaning/sanitizing. Any pathogen or contaminant that can be disinfected, altered or removed via an oxidation process will be affected by the use of ozone. It is the strongest of all molecules available for disinfection in water treatment. Today, ozone technology is steadily replacing conventional sanitation techniques such as chlorine, steam or hot water.

On June 23, 2001, the U.S. Food and Drug Administration officially granted GRAS (Generally Recognized as Safe) status to ozone for use in food-contact applications. With full FDA approval in place, food processors immediately began putting this exciting new technology to use in their plants. On June 26, 2001, the FDA published a final ruling in the Federal Register approving ozone as an additive to kill food-borne pathogens.

Today, ozone technology is used in the processing of meat, poultry, seafood and fresh produce because it is recognized as the safest, most cost-effective and chemical-free way of dealing with food safety management. Knowledgeable food processors have identified the No. 1 benefit of using ozone - it extends the shelf life of their product.

Technology/Ozone Benefits

There are numerous benefits using ozone in equipment and systems as a cost-effective sanitizing agent in the food industry. The most prevalent and most important benefits to the food industry are the following:

1. Ozone extends the shelf life of food products and is more powerful on bacterial cell walls than chlorine. It kills bacteria 3,100 times faster than chlorine and is considered the most powerful broad-spectrum microbiological control agent available.

2. Ozone eliminates the use of hot water and conventional sanitizer, and virtually eliminates all chemical usage. Ozone is chemical-free and produces no toxic by-products.

3. Ozone has full FDA approval for direct-food contact application, is clean and environment-friendly with oxygen as its only by-product. Ozone is extremely effective as a disinfectant at relatively low concentrations.

4. Ozone is generated on site, thereby eliminating the transporting, storing and handling of hazardous materials, is very inexpensive to produce, and has an unlimited supply.

5. Ozone is much safer for employees than any conventional chemicals.

6. Ozone permits recycling of wastewater and reduces Biological Oxygen Demand (BOD).

<u>Sanitation Division</u>

Spherequat® Products

A Biocidal Quaternary (quat) is a general term used to describe a quat that is registered with the Federal Government (EPA) for use in disinfectants and sanitizers. Quats are considered to be exceptional grease and fat-cutting surfactants or surface active agents. They carry a cationic or positive charge to their structure producing a positive charge, which is key to the biocidal efficacy of the quat. The cell walls of most bacteria and viruses are negatively charged, therefore the positive-charged quat attaches to the negatively charged bacteria and starts to dissolve the fats and lipids on the outside surface of the bacteria's cell wall.

This process disrupts the transfer of fluids back and forth through the cell wall, causing the cell to lyses and die.

The Spherequat® 1000, 2525-200, 5500, 6400 and 8600 are E.P.A. registered formularies designed to enhance and facilitate the complete application for cleaning and sanitization for food transport and processing, packaging and handling facilities.

Spherequat® 1000

Spherequat® 1000, E.P.A. Registration No.10324-63-82131, is a disinfectant, sanitizer, deodorizer, fungicide, mildew stat and virucide product with organic soil tolerance designed for use in hospitals, nursing homes, veterinarian clinics, schools, grocery stores, restaurants, food handling and processing areas, industrial work places, institutional kitchens, and bars.

Spherequat® 2525-200

Spherequat® 2525-200, E.P.A. Registration No. 10324-107-82131, is packaged in a user-friendly, trigger-spray equipped container with an ergonomic grip designed to significantly reduce user fatigue.

This Spherequat® sanitizer product is specifically formulated and registered with convenience and safety in mind as it eliminates the requirement for mixing and the handling of any chemicals by the end user. Spherequat® 2525-200 is a leave-on, no rinse, food contact and non-food contact, surface sanitizer for hard, nonporous surfaces.

Spherequat® 5500

Spherequat® 5500, E.P.A. Registration No. 10324-80-82131, is a disinfectant, cleaner, sanitizer, deodorizer, fungicide, mildewstat, and virucide formulated for effective poultry and swine premise sanitation, particularly for cleaning and disinfecting areas which may be infected with Hantavirus.

Spherequat® 6400

The Spherequat® 6400, E.P.A. Registration No. 10324-59-82131, is a cleaner, disinfectant, sanitizer, deodorizer, fungicide, mildewstat and virucide product with organic soil tolerance designed for use in hospitals, nursing homes, veterinarian clinics, schools, grocery stores, restaurants and bars, food handling and processing areas, industrial work places, and institutional kitchens.

Spherequat® 8600

Spherequat® 8600, E.P.A. Registration No. 10324-85-82131, is a ready-to-use version of the 6400 cleaner, disinfectant, sanitizer, deodorizer, fungicide, mildew stat and virucide product.

Medic Kleen®

The Medic Kleen® product line is protected within the United States (U.S. Patents, Nos. 6,420,332 B1 and 6,753,306 B2) and within the Republic of South Africa (Patent Certificate No. 2001/6034 and Patent Application No. 2005/0020). A brief summary of the patent follows:

The instant invention provides a liquid and disinfectant composition that contains detergent and at least two enzymes, an enzyme stabilizing system, a detergent and water. The composition is adapted to cause lyses of glycoprotein in infectious agents. Such agents can include viruses such as HIV, smallpox and all forms of hepatitis, including the extremely dangerous Hepatitis C.

Methods for using the germicide and disinfectant composition are also provided. The composition may be incorporated into a pre-moistened, pre-packaged wiper that allows the user to remove liquid or dried contaminated material without coming into direct contact with the contaminated material. The composition, with or without its pre-packaged wiper, may be incorporated into a disposable kit that is designed to decontaminate fluids and surfaces containing germs and infectious agents, thus allowing the user to remove liquid or dried contaminated material without coming into direct contact with the contaminated material. The composition may be provided in a re-sealable bag for both pre-use storage and disposal. This bag may be inverted to form a mitt.

MEDIC KLEEN®

Medic Kleen® Blood & Organic Stain Remover, U.S. Patent No. 6,420,332 B1, is a unique product for use by doctors, dentists, veterinarians, hospitals, laboratories, school nurses, school athletic departments and government agencies.

A non-toxic, biodegradable and ozone safe product, Medic Kleen® protects the user from caustic chemicals commonly used in similar products. It is the toughest blood & organic stain remover on the market today.

Medic Kleen® Blood & Organic Stain Remover has been successfully field tested in dental and medical facilities for over five years, which led to a listing in the Clinical Research Associates Dental Product Buying Guide (Volume 23, Issue 1) and with the GSA Advantage On-Line Shopping.

The following details features and benefits of the equipment, systems and products that the management team is marketing and distributing throughout the world through its licensing and distributor agreements with Ozone Safe Food and Sphere Group, Inc.

BENEFITS of the OZONE and SPHEREQUAT® PROCESS

Fresh Produce

Ozone sanitation of fresh produce removes pathogens and bacteria that cause food illnesses; it extends shelf life from 10 to 60 days depending upon the commodity. The grower, packer and shipper each have a fresher product for the consumer. Meanwhile, the grower reaps higher profits. Once known, this process will give consumers confidence that the product is free from disease-causing pathogens.

Ships

All types of water transport including tankers, submarines, cruise ships, etc., can utilize ozone to remove bacteria, pathogens, odors, and smoke. It sanitizes all foods and extends the shelf life of fresh produce. Additionally, it may be used for the ship laundry without requiring hot water or detergent, and it also provides sanitation for swimming pools on cruise ships. This provides a major cost savings and Risk Reduction of Claims by producing an audit trail to reduce insurance claims and lower premiums.

Trucks

For truck sanitation, the use of ozone and high pressure removes the bacteria and pathogens prior to loading so the food safe product is loaded into a sanitized truck to be delivered to the end user. An ozone air unit is also provided to maintain the sanitation and extension of shelf life in transit. GTS will provide the equipment and charge a usage fee.

Medical Facilities

Ozone removes bacteria, viruses and pathogens from medical facilities, hospitals, operating rooms, and dentist and doctors' offices.

Homes

PDSC home ozone units provide a complete removal of pathogens, bacteria, odors, smoke and pet dander. The ozone water system provides chlorine and bacteria-free drinking water, sanitation for the preparation of all food items, and for cleaning all household areas.

Spherequat®

All of the applications listed above may use the Spherequat® and Medic Kleen® products in conjunction with the ozone process. All the processes provide both cost savings and risk reduction.

WATERLOX

Waterlox is a solution created to reduce cross-contamination and dramatically decrease food-borne illness. It offers high level, toxic-free sterilization at an affordable cost.

Elimination of food-bacteria and pathogens is of major concern, not just at the agricultural, fishery, dairy, and manufacturing levels, but also at commercial, food service, and home sites.

Commercial Applications

- Dairy Farms
- Poultry/Turkey Farms
- Poultry Plants
- Slaughter Houses
- Seafood Harvesters
- Packers & Canneries

Food Service Sites

- Hospitals
- Institutional Kitchens
- Industrial Kitchens
- Food Processing Areas
- Nursing Homes
- Food Handling Areas
- Schools
- Restaurants
- Grocery Stores
- Bars

Homes and Kitchens

- Vegetable and Fruit Wash
- Food Sterilization
- Kitchen Utensil Sterilization
- Odor Removal
- Bathroom Disinfection
- Hand Sterilization
- Tooth Brush Sterilization
- Toiletry Sterilization
- Infant Furniture/Utensil/Toy Sterilization

*also packaged as MediLox®

Alliances

Ozone Safe Food, Inc. (Ozone Equipment, Systems, Products & Sales Agreement)

PDSC has signed an advantageous agreement with Ozone Safe Food, Inc., to market and sell their ozone-based, food-safe equipment and systems. Ozone Safe Food, Inc. an engineering and manufacturing company, is a leader in water purification technologies, wastewater disposal.

Ozone Safe Food Inc. is an engineering and manufacturing company that has a comprehensive understanding of the multiple uses of ozone, particularly its technological uses and benefits. This expertise has led to their development of numerous systems, technologies, methodologies, patents, and equipment designed to provide the safest and most cost effective sanitization processes in the food industry.

Current systems manufactured by Ozone Safe Food incorporate the latest technologies in ozone, UV radiation, Nano, Ultra, microfilters, reverse osmosis, and specialty filters, which are controlled and contained in computer-controlled modular systems. This firm's Envirowash™ and the Clean-In-Place systems are designed to control pathogens in food processing environments by addressing various problem areas that plague the food processing industry, especially in the beginning stages of cross contamination.

The Company's agreement with Ozone Safe Food, Inc. will provide the opportunity to expand the market scope for both companies for Ozone research with several universities that include Clemson University and San Diego State; thus providing the ability to develop new food safety process testing.

The management team expects its agreement with this organization will give the Company a major opportunity in worldwide markets resulting in a significant increase of revenues.

Sphere Group, Inc. (Spherequat® and Medic Kleen® Product Line Marketing Agreement)

The Company has signed a marketing and licensing agreement with the Sphere Group, Inc. for the licensing and marketing of six sanitization products complementary to the Company's ozone equipment and sanitization systems.

Under this agreement, the Company is currently marketing five Spherequat® products (Spherequat® 6400, Spherequat® 1000, Spherequat® RTU 2525-200, Spherequat® 5500, and Spherequat® RTU 8600) which are EPA registered cleaners, disinfectants, sanitizers, deodorizers, fungicides, mildewstats and virucide products with organic soil tolerance for use in restaurants, cafeterias, food handling and process areas, dairies, hospitals, institutional kitchens, nursing homes, and bars.

The sixth product is Medic Kleen®, a blood and organic stain remover, germicidal and disinfectant for use within the medical industry.

Sphere Group, Inc. sources the manufacturing, assembly and distribution of several patented products from contracted manufacturing facilities strategically positioned for sales to the Navy Exchange System's four distribution centers and worldwide Military Exchange Stores.

Global Inspection Service (Information Services Acquisition)

This division will provide food industry companies, organizations and individuals with time sensitive information on the availability, grade and location of fresh fruit and vegetables in the world market.

Global Inspection Service is a primary component of the Company's food safety process patent. It is an integrated part of the program for food safety certification at distribution centers; it may be used by client/customers, governmental agencies and the retail-food service industry for a complete audit trail.

Currently, there is limited competition in this area since it is a new concept to distribute information in the produce industry utilizing new technology and knowledge of the marketplace. There are current users of tracking and monitoring services (i.e., financial institutions and insurance companies); however, they usually have costly in-house staff. This new acquisition will substantially reduce these costs by offering this first-to-market cutting edge technology and services.

International Fumigators (Product Fumigation Services, Sales and Marketing)

International Fumigators is an innovative corporation providing fumigant and protection control services to waterfront-related import/export companies and steamship lines. The firm is licensed by the Texas Department of Agriculture and the Louisiana Department of Agriculture with offices located in Houston, Texas and Lake Charles, Louisiana. The firm performs fumigations on a global basis.

Combined with effective brand management, the team believes these alliances will establish the Company as a formidable leader and pioneer in the food safe industry.

<u>Production</u>

PDSS FOOD SAFE PLANT PROCESS

Product is delivered to the facility.
Untreated product is deposited into a stainless steel tank.
The product is then moved up an elevated belt to a grading table.
containers.
Finally, it's moved to the ozone sanitized storage area.
Prior to storage, each lot is tested for E. coli H157, Salmonella and Listeria by a third party.
When the product leaves the facility it is loaded onto a certified, ozone sanitized truck for delivery.

This process provides a food safe product and meets the FDA, USDA, HACCP and APHIS regulations.

Texas Distribution Center

1. Use ozone pressure cleaning and Spherequat® 6400 (EPA Registered) applied daily as needed, or at least twice per shift daily to keep the packing area sanitized. This greatly reduces end of shift clean up.
2. Floors, walls and ceilings will be coated, or of a material that can be ozone pressure cleaned.
3. The process room will meet all our chemical standards which meet or exceed the USDA and FDA criteria.
4. All processing equipment will be stainless steel.
5. All lighting will meet or exceed the USDA and FDA guidelines.
6. The ozone and water mix for the packing line will maintain water temperature of 55 to 65 Degrees F.
7. Ozone generators will be in all refrigerated storage areas providing a pathogen free environment in the temperature range of 34 to 36 Degrees F.
8. The truck sanitization by ozone and water will be in the temperature range of 55 to 65 Degree F.
9. Temperatures in the processing room will be maintained at 60 to 65 Degrees F.
10. Each refrigerated storage room will maintain the proper storage temperatures required for each product.
11. The pathogen reduction target will be at least 5 LOGS; this reduction exceeds the current requirements by FDA and USDA.

OFFICE FURNITURE solar panel energy and insulation from cold and heat in order to maintain a constant temperature desired for each food safe product.

Inventory

OFFICE FURNITURE	$40,000.00
COMPUTER EQUIPMENT	$70,000.00
WEB SITE	$5,000.00
PRODUCT REGISTRATIONS	$8,500.00
FORK LIFT	$18,500.00
BIODEGRADABLE TRAY MACHINE & INVENTORY	$250,000.00
ELECTRIC PALLET JACK	$7,500.00
LAB TESTING EQUIPMENT	$10,000.00
OZONE PORTABLE MOBLE ZING UNITS 2@ $ 23,875.00 EACH	$47,750.00

OZONE AIR HAND DRYERS 4 @ 600	$2,400.00
OZONE FOGGER UNIT 1 @ 26,000	$26,000.00
MEDIC-KLEEN 1444 CASES	$235,000.00
Spherequat® 6400-1000-5500 424/55 GALLON DRUMS	$486,000.00
Spherequat® RTU 8600 1259 CASES	$165,000.00
Spherequat® RTU 2525-200 740 CASES	$95,000.00
HOUSTON, TX	
Spherequat® 1000 40/55GALLON DRUMS	$59,875.00
Spherequat® 1000 10/300 GALLON TOTES	$74,875.00
TOTAL PRICE PAID PDSS COMPANY INVENTORY	**$1,601,400.00**

Distribution Centers

Produce Safety & Security International, Inc. is opening its own distribution centers, which will compete with many different companies regarding certain commodities in the marketplace. However, there is no single company in the marketplace that has the process and expertise to work with all commodities under one distribution center. Most of the major competitors are distributors of their own product lines only, and use limited, if any, food safety processes. The Company considers this to be a major significant advantage over all other competitors in the marketplace when combined with the Company's cutting-edge food-safe systems. In fact, every one of the these competitors such as major packers and processors, national and regional chain stores, fast food chains, and other industry players could very well become our customers of the Company by using the Company's food-safe equipment, systems and applications in their own facilities with their own product lines.

Intellectual Property

The Company uses a combination of copyright and trade secrets and product registrations to protect its intellectual property and is in the process of applying for various trademarks and patents.

The Company owns and operates a Web site at www.foodsafeint.com.

Research and Development

The Company spent approximately $75,000 research and development in the last fiscal year and expects to spend US$ 200,000 this year. There were no revenues for the fiscal year 2006.

Sales

There are currently no sales. There are no seasonal or cyclical sales for the Company. An agreement has been signed with a Company in Australia however no product has yet been ordered.

Staffing

As of March, 2007, the Company had 5 full time employees and no part-time employees.

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to the following level:

Administrative	6 to 8
Marketing	10 to 12
R & D	4 to 5
Production	20 to 30

Principal Location

The Company is a Colorado corporation with corporate headquarters at 330 E. Las Colinas Blvd., #714, Irving, TX 75039.

Litigation

There are no current lawsuits against PDSS.

Business Strategy

Short Term Strategy

The management team realizes that the Company will significantly increase its likelihood of success and limit its competition by focusing primarily on the development and success of its Equipment Division, Sanitation Division, Distribution Center Division, as well as current acquisitions over the next three years.

The Company intends to hire personnel to perform cost/benefit analysis on each proposed center location before undertaking any expansionary capital expenditure. Each distribution center will be carefully and continually reviewed to determine its market characteristics, customer service capabilities and profit potential.

Management believes it can accomplish its planned revenue and cost forecasts for its Equipment Division, Sanitation Division, Distribution Center Division's openings, schedules and timetables, and the proper supervision of its acquisitions based upon its projected cash flow analysis and the careful allocation of management resources.

Key markets include Government Agencies DOD, GSA, USDA, retail chain stores, medical facilities, hotels and cruise ship lines.

Long Term Objective

The long term objective is the further expansion of the food-safe equipment and distribution centers into additional food industry categories. These new categories would be processed fresh and frozen fruits and vegetables, meats, dairy and poultry products, shellfish, and other water foods and grains.

The Company also anticipates expansion into international markets.

The Company expects to be profitable by the end of fourth quarter of the fiscal year of 2007.

By the end of the 4th quarter of fiscal year 2008, the Company expects to expand its facilities into Emporia, VA, Houston, TX, New York/New Jersey and Charleston, S.C. and Portland, OR.

Industry Overview

The Centers for Disease Control and Prevention (CDC) estimates that approximately 75 million consumers in the United States get food poisoning each year. Food safety is fast becoming a national priority.

In June 2001, the FDA approved the use of ozone as a sanitizer for food contact surfaces, as well as for direct application on food products. Until that time, chlorine was the most widely used sanitizer. The food industry in the U.S. alone is over a $900 billion dollar market, and much, much more worldwide.

Competition

The management team believes that their talent and the unique benefits and differences of the Company's anticipated business model will give an overwhelming advantage over other potential or existing competitors in related industries. Capitalizing upon this advantage, the management team anticipates that the Company will generate significant returns for investors.

The Company considers its competition to be defined as any company with the potential to capture sales that could have been executed through the Company. Presently however no one company offers the food-safe programs that the Company is introducing to the food industry. There are companies that do provide partial food-safe programs but do not provide total food-safe systems, applications, equipment, guarantees and certificates for all commodities that start from the shipper all the way through to the end-user or consumer. The Company's major direct competitors include Dell Ozone, Ozone International and Pacific Ozone. These companies do not however provide a full food safety process and their main mission is to sell equipment and not provide a food safety protection service. The Company also considers Fresh Express as its direct competitor however management believes it has a competitive advantage over Fresh Express based in its pricing as the Company believes it is approximately 20% more cost effective.

Company Advantages

Over the past six years, the management team has developed food safe programs supported with ozone-based and other technology dedicated to providing the most cost effective methods and solutions for sanitization and extended shelf life for perishable products in the food industry.

Worldwide Food-Safe Distribution Centers

The Company, through its distribution and service centers, intends to provide a full line of food-safe fresh fruits and vegetables that is totally new to the marketplace. These centers will showcase the most effective and cutting-edge food-safe equipment, methods and product lines that will be strategically located both on a domestic as well as international basis.

The management team is opening its first distribution center in Grapevine, Texas and has targeted opening additional distribution and service centers in Houston, Texas, the New York/New Jersey area, Emporia,VA. The Company has selected these areas due to its experience, knowledge and contacts in these markets, and the lack of direct competition.

The management team also has the expertise and experience to dramatically increase the operating margins of its distribution centers through its reconditioning program. The ability to bid, sell, buy and/or re-pack reconditioned goods provides exceptional opportunities to enhance its operating margins.

Extended Shelf-Life and Selling Time

One of the most important elements of the Company's food safe products and systems is its ability to extend the shelf life of a product an additional 5 to 20 days.

Considering that 25% to 60% of a grower's fresh fruits and vegetables never reach an end-user, the extension of the life cycle of a perishable product is extremely beneficial to all parties, including the consumer or commercial end-user.

Government Regulations and Consumers Expectations

According to the National Restaurant Industry's latest forecast for the next ten years, "high-tech solutions will have a critical impact on food safety as higher consumer expectations will lead to improved food handling/sanitation." The higher the expectations, the stronger the pressure will be on government agencies and lawmakers to provide stricter guidelines and regulations especially in the fresh fruits and vegetables industry. It is only a matter of time that an increase in the number of catastrophes, deaths or major illnesses similar to the incidents in the meat and fresh juice industries will produce a higher standard for food safe products in all food categories.

Pricing

Ozone process is cost effective because the ozone gas is generated from the air. Management believes that the ozone process is 40% to 60% less cost than the current process being use by current commercial programs.

Marketing; Sales and Advertising

The Company recognizes a major key to establishing its success as a dominant player in the marketplace is extensive, efficient and effective brand marketing, sales and promotion. The Company intends to aggressively penetrate the fresh fruits and vegetable markets in order to achieve the financial goals.

Brand Marketing Strategy

The strategies for the initial launch and long term positioning for the Company's business-to business, food-safe equipment divisions, food-safe systems, various product lines and the Company's anticipated distribution centers will be:

a) Position the Company as the "perceived" leader in food-safe products, equipment and services in the minds of potential, existing and repeat customers.

b) Promote our brand through trade shows, radio and TV appearances, and strategically placed advertisements.

The Company believes that its marketing efforts will result in profitability by the end of the 1st quarter of 2008.

Item 7 Description of Property

The Company does not own any real estate.

The Company has signed a lease for its principal office at 920 Minter's Chapel Road, #100, Grapevine, TX 76051 and should be moved into the facility by 11/15 latest. Term of the lease is 5 years from November 15, 2007 to October 31, 2012. Payments: US $13,000 month. There is a 5 year renewal options. The Company has no plans to acquire property in Texas in the immediate future.

The Company is negotiating the purchase of a building in Emporia, VA. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 490 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $24,500,000 (490,000,000 x $0.05). The management believes that this is an appropriate price for the Offering, however, management has no basis for the arbitrary price.

Salaries of Officers: For the 2006 year, the Company's officers, receive the following salaries: Mr. Clarence W. Karney, Chief Executive Officer and Chairman of the Board did not take a salary in 2006. Kathleen C. Cullen, President was paid $18,000 and Bridget S. Heinrich, Vice President was paid $8,000.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since

Mr. Clarence W. Karney	Chief Executive Officer and Chairman of the Board	66	2005
Ms. Kathleen C. Cullen	President, Director	71	2006
Bridget S. Heinrich	Vice President, Director	48	2006
Kent M. Sorrells	Vice President	63	2006

Mr. Clarence W. Karney, Chief Executive Officer and Chairman of the Board
330 E. Las Las Colinas Blvd., #714, Irving, TX 75039
972-804-7883

Mr. Clarence W. Karney has served as the Company's Chief Executive Officer since 2005. Mr. Karney has over forty years of world-class experience in the fresh fruit and vegetable industry. His knowledge encompasses all aspects of the business to include domestic and international field operations, inspections and procurement, sales and marketing, and consulting. Mr. Karney has both government and corporate contacts and is considered one of the most experienced players in the fresh fruit and vegetables field. Prior to founding the Company, Mr. Karney spent the last fifteen years as founder and president of Karney & Associates (1995 to 2004 Prior to that, Mr. Karney spent five years as Director of Grower Relations and F.O.B. Sales in fresh produce sales with Mendelson-Zeller Company, one of the largest firms in the industry, and he spent twelve years as a U.S. Department of Defense Procurement Agent/Contracting Officer.

Ms. Kathleen C. Cullen, President, and Director
330 E. Las Colinas Blvd., #714, Irving, TX 75039
972-804-7882

Ms. Kathleen C. Cullen has served the Company as its President and Director since 2006 Ms. Cullen has extensive marketing and marketing research experience. She has held various positions of responsibility and authority such as VP of Marketing, Director of Marketing and Marketing Research Manager. Ms. Cullen is a recipient of the prestigious Effie Award for Advertising Effectiveness. Ms. Cullen has a Bachelor of Arts in Music from Detroit Foundation School of Music. Ms. Cullen was in Advertising Speciality Sales for the last 10 years.

Ms. Bridget S. Heinrich, Vice President and Director
330 E. Las Colinas Blvd., #714, Irving, TX 75039
972-804-6439

Ms. Bridget S. Heinrich has served as a Vice-President to the Company since 200-. Prior to joining the Company, Ms. Heinrich, had wide-spread experience serving as Sales Coordinator, Promotions & Marketing Assistant, Assistant to Regional Manager and Business Center Manager. Ms.Heinrich has a Bachelor of Science in Criminal Justice from Rutgers University.

Kent M. Sorrells Ph. D, Vice President

330 E. Las Colinas Blvd., #714, Irving, TX 75039
214-218-7235

Kent M. Sorrells Ph. D has served the Company as a Vice President since 2006 and is the Company's in-house safe-food expert. Dr. Sorrells has varied experience with companies such as Scientific Certification Systems, Foster Farms, National Steak and Poultry, Huxtables, Family Restaurants, Alta Dena Dairy, Hunt-Wesson Company, Wilson Foods, and Quaker Oats. Kent M. Sorrells has a Ph. D in Micro-Biology.

Board Composition: The Board of Directors is currently comprised of three directors. The directors are Clarence W. Karney, Kathleen C. Cullen and Bridget S. Heinrich. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Colorado corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Colorado law, including in circumstances in which indemnification is otherwise discretionary under Colorado law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Aggregate remuneration**
Mr. Clarence W. Karney	Chief Executive Officer and Chairman of the Board	____
Ms. Kathleen C. Cullen	President, and Director	$18,000
Bridget S. Heinrich	Vice President, Director	$8,000

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Mr. Clarence W. Karney 330 E. Las Colinas Blvd., #714, Irving, TX 75039	Chief Executive Officer and Chairman of the Board	619,590,002	16.3%
Common Stock	*Ms. Kathleen C. Cullen 330 E. Las Colinas Blvd., #166, Irving, TX 75039	President, Director	786,431,285	20.7%
Common	Ms. Bridget S. 330 E. Las Colinas Blvd. #718, Irving, TX 75039	Vice President Director	343,202,035	9%
Common Stock	All directors and executive officers as a group (3		1,749,223,322	46%

	persons)			

* Ms. Kathleen C. Cullen is the mother of Bridget S. Heinrich

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 48 million shares of Common Stock outstanding that were held of record. There will be a maximum of 98 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

A maximum of 49,000,000,000 common shares offered to the public (0.001) per share. There is no minimum.

A maximum of $4,900,000 will be received from the offering. The insiders will hold 3.31% of shares. This means that about 96.7% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock First American Stock Transfer located at 719 Bell Road, Phoenix, Arizona 85022 and its telephone number is: 602 485 1346.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Produce Safety & Security International, Inc., (the "Company") markets ozone technology that utilizes ozone equipment systems which kill pathogens and bacteria, remove pesticides and extend the shelf life of a meat, seafood, fresh fruit or vegetable product an additional 5 to 20 days, as well as other sanitizing products. This equipment and complementary product lines provide extraordinary sanitizing agents for the food industry that's economically produced and remarkably effective in numerous food applications such as processing, equipment cleaning and overall general sanitation.

The Company is currently promoting ozone systems, equipment and machinery and other sanitizing product lines on a worldwide basis to commercial, government and major industrial users. In addition, over the next three years, the management team expects to market a full line of value-added, food-safe, private label products, and food safe sanitation services through its distribution centers.

Selected Financial Data

	Fiscal Year ended,	
RESULTS OF OPERATIONS:	December 31, 2006	December 31, 2005

Total revenues	$ 0	$ 0
Net loss	$ 1,202,012.55	$ 26,825.46

Overview

Fiscal Year ended December 31, 2006 compared with Fiscal Year ended December 31, 2005

Overall financial situation. The Company had no revenues for the twelve months ended December 31, 2006. The Company has operating expenses for the period of 1,202.842. The Company's operating expenses includes administrative, legal, professional costs, marketing expenses and other miscellaneous expenses. In order to achieve profitability the company intends to open the Grapevine facility.

As of December 31, 2006, the Company has $31,978 of cash and cash equivalents.

Research and Development

The Company spent approximately $75,000 research and development in the last fiscal year and expects to spend US$ 200,000 this year. There were no revenues for the fiscal year 2006.

Sales

There are currently no sales. There are no seasonal or cyclical sales for the Company. An agreement has been signed with a Company in Australia however no product has yet been ordered.

Staffing

As of December 2007, the Company had 5 full time employees and no part-time employees.

SUBSEQUENT EVENTS

None.

Part III **Exhibits**

Exhibits

Item 1. **Index to Exhibits**

No.	Exhibit	

2.1	Articles of Incorporation of the Company	
2.2	Articles of Amendment of the Company	
2.3	By-Laws of the Company	
11	Opinion of Cohen & Czarnik, LLP	

Item 2. Description of Exhibits

(2) Charter and By-laws
(11) Opinion Re: Legality

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 7th day of December, 2007.

PRODUCE SAFETY & SECURITY INTERNATIONAL, INC.

By: [signature]
Mr. Clarence W. Karney, CEO, COB

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mr. Clarence W. Karney, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

[signature]
Kathleen C. Cullen, Director, December 7, 2007

[signature]
Bridget S. Heinrich, Director, December 7, 2007

[signature] 12/7/07

ALLEN R. MCKINNEY
MY COMMISSION EXPIRES
December 21, 2010

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
BALANCE SHEET
As of December 31, 2005

		2005
ASSETS		
Current Assets	$	0.00
Cash		48,174.54
Total Current Assets	**$**	**48,174.54**
LIABILITIES & SHAREHOLDERS' EQUITY		
Liabilities	$	79,000.00
Total Liabilities	**$**	**79,000.00**
SHAREHOLDERS' EQUITY	**$**	**100,000.00**
RETAINED EARNINGS (DEFICIT)	**$**	**69,174.54**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
STATEMENT OF OPERATIONS
As of December 31, 2005

	2005
OPERATING EXPENSES	
BANK CHARGES	$ 295.10
CAR/TRUCK EXPENSES	171.34
INSURANCE	0.00
POSTAGE & SHIPPING	1.98
LEGAL FEES	0.00
ACCOUNTING FEES	0.00
CONSULTING FEES	0.00
RENT	2,900.00
COMPUTERS	0.00
ADMINISTRATIVE EXPENSES	23,457.04
NET ORDINARY LOSS	**($ 26,925.46)**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
BALANCE SHEET
As of December 31, 2006

	2006
ASSETS	
Current Assets	$ 850,000.00
Cash	31,978.22
Total Current Assets	**$ 881,978.22**
LIABILITIES & SHAREHOLDERS' EQUITY	
Liabilities	$1,250,000.00
Total Liabilities	**$1,250,000.00**
SHAREHOLDERS' EQUITY	**$280,000.00**
RETAINED EARNINGS (DEFICIT)	**($168,021.78)**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
STATEMENT OF OPERATIONS
As of December 31, 2006

	2006
OPERATING EXPENSES	
BANK CHARGES	$ 2,134.26
CAR/TRUCK EXPENSES	7,439.05
INSURANCE	9.962.79
POSTAGE & SHIPPING	1,334.51
LEGAL FEES	1,866.25
ACCOUNTING FEES	40,000.00
CONSULTING FEES	299,026.22
RENT	14,882.00
COMPUTERS	256.00
ADMINISTRATIVE EXPENSES	825,922.28
NET ORDINARY LOSS	**($1,202.842.36)**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
BALANCE SHEET
As of September 30, 2007

	2007
ASSETS	
Current Assets	$ 850,000.00
Cash	(714.49)
Total Current Assets	**$ 749,385.51**
LIABILITIES & SHAREHOLDERS' EQUITY	
Liabilities	$3,125,000.00
Total Liabilities	**$3,125,000.00**
SHAREHOLDERS' EQUITY	**$280,000.00**
RETAINED EARNINGS (DEFICIT)	**($2,095,614.49)**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
STATEMENT OF OPERATIONS
As of September 30, 2007

	2007
OPERATING EXPENSES	
BANK CHARGES	$ 5,667.66
CAR/TRUCK EXPENSES	4,450.14
INSURANCE	24,905.73
POSTAGE & SHIPPING	2,554.51
LEGAL FEES	36,458.25
ACCOUNTING FEES	25,000.00
CONSULTING FEES	126,434.92
RENT	72,450.00
COMPUTERS	35,429.00
ADMINISTRATIVE EXPENSES	976,194.78
NET ORDINARY LOSS	**($1,343,363.99)**

PRODUCE SAFETY & SECURITY INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS

The Company has developed a food-safe process that kills pathogens and bacteria, removes pesticides, and can extend the shelf life of a fresh fruit, vegetable or produce product an additional 5 to 20 days. The Company can guarantee this product to be food-safe all the way through the transportation and distribution channels, providing all parties subscribe to our services.

The Company's food-safe equipment is available to commercial, government, and even individual consumers, on a worldwide basis.

The Company will provide a full line of value-added, food-safe products and services through its distribution centers, showcasing the most effective, cutting-edge food-safe processes while providing "one stop shopping" services non-existent in today's marketplace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company from January 1, 2005 through September 30, 2007 and have not been audited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash

The Company maintains its cash at Chase, N.A.

Document Processing Fee
If document is on paper: $50.00
If document is filed electronically: $ .99
Fees are subject to change.
Instructions for completing this form are available, visit www.sos.state.co.us.
For electronic filing and to obtain copies of filed documents visit www.sos.state.co.us.
Deliver paper documents to:
Colorado Secretary of State
Business Division
1560 Broadway, Suite 200
Denver, CO 80202-5169
Paper documents must be typed or machine printed.

20051066271 N
$ 100.00
SECRETARY OF STATE
02-14-2005 12:54:21

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-102-102 of the Colorado Revised Statutes (C.R.S)

1. Entity name:

Food Safe International, Inc.

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", "inc.", "co." or "ltd"; If the corporation is a professional corporation, it must contain the term or abbreviation "professional corporation", "p.c.", or "pc" §7-90-601, C.R.S.)

2. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, make the applicable selection)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

3. Principal office street address:

570 HOOD ROAD
(Street name and number)
SUITE 18
MARKHAM ON L4R 3R2
(City) (State) (Postal/Zip Code)
ONTARIO Canada
(Province – if applicable) (Country – if not US)

4. Principal office mailing address: (if different from above):

(Street name and number or Post Office Box information)

(City) (State) (Postal/Zip Code)

(Province – if applicable) (Country – if not US)

5. Registered agent (if an individual):

(Last) (First) (Middle) (Suffix)

OR (if a business organization):

CORPORATION SERVICE COMPANY

6. The person appointed as registered agent in the document has consented to being so appointed.

7. Registered agent street address:

1560 BROADWAY
(Street name and number)

DENVER CO 80202
(City) (State) (Postal/Zip Code)

8. Registered agent mailing address: (LEAVE BLANK if same as above)

(Street name and number or Post Office Box information)

(City) (State) (Postal/Zip Code)

(Province – if applicable) (Country – if not US)

9. If the corporation's period of duration is less than perpetual, state the date on which the period of duration expires:

(mm/dd/yyyy)

10. (OPTIONAL) Delayed effective date:

(mm/dd/yyyy)

11. Name(s) and address(es) of incorporator(s): (if an individual): WONG JASON
(Last) (First) (Middle) (Suffix)

OR (if a business organization):

570 HOOD ROAD
(Street name and number or Post Office Box information)
SUITE 18
MARKHAM ON L4R 3R2
(City) (State) (Postal/Zip Code)
ONTARIO Canada
(Province – if applicable) (Country – if not US)

(if an individual)
(Last) (First) (Middle) (Suffix)

OR (if a business organization)

(Street name and number or Post Office Box information)

(City) (State) (Postal/Zip Code)
United States
(Province – if applicable) (Country – if not US)

(if an individual)
(Last) (First) (Middle) (Suffix)

OR (if a business organization)

(Street name and number or Post Office Box information)

(City) (State) (Postal/Zip Code)
United States
(Province – if applicable) (Country – if not US)

(If there are more than three incorporators, mark this box ☐ and include an attachment stating the true names and mailing addresses of all additional incorporators.)

12. The corporation is authorized to issue 1,000,000,000 (number) shares of common stock.

(If additional classes of capital stock may be authorized and additional information regarding the corporation's stock may be stated, mark this box ☐ and include an attachment stating pertinent information.)

13. Additional information may be included pursuant to §7-102-102, C.R.S. and other organic statutes such as title 12, C.R.S. If applicable, mark this box ☐ and include an attachment stating the additional information.

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

14. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

WONG JASON
(Last) (First) (Middle) (Suffix)

570 HOOD ROAD
SUITE 18
(Street name and number or Post Office Box information)

MARKHAM ON L4R 3R2
(City) (State) (Postal/Zip Code)

ONTARIO Canada
(Province – if applicable) (Country – if not US)

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

Document Processing Fee
If document is on paper: $25.00
If document is filed electronically: $ .99
Fees are subject to change.
For electronic filing and to obtain copies of filed documents visit www.sos.state.co.us
Deliver paper documents to:
Colorado Secretary of State
Business Division
1560 Broadway, Suite 200
Denver, CO 80202-5169
Paper documents must be typed or machine printed.

20051078732 II
$ 75.00
SECRETARY OF STATE
02-22-2005 10:55:25

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20051068271

1. Entity name:

Produce Safety & Security International, Inc.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable)

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, make the applicable selection)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached. as per attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires:
(mm/dd/yyyy)

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date:
(mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

wong | jason | |
(Last) | (First) | (Middle) | (Suffix)

670 hood road
(Street name and number or Post Office information)

suite 18

markham | ON | l4r 3j2
(City) | (State) | (Postal/Zip Code)

ontario | Canada
(Province – if applicable) | (Country – if not US)

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

BYLAWS OF Produce Safety and Security International Inc.

Offices

1. **Business Offices.** The corporation may have one or more offices at such place or places within or without the State of Colorado as the Board of Directors may from time to time determine or as the business of the corporation may require.

2. **Registered Office.** The registered office of the corporation shall be as set forth in the Articles of Incorporation, unless changed as provided by Colorado statute.

Article II
Shareholder's Meetings

1. **Annual Meetings.** The annual meetings of shareholders for the election of directors and for the transaction of such other business as may come before the meeting shall be held on the First Friday of September at 2:00 p.m. If the day so fixed for such annual meeting shall be a legal holiday at the place of the meeting, then such meeting shall be held on the next succeeding business day at the same hour.

2. **Special Meetings.** Special meetings of shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called at any time by the President upon the request (which shall state the purpose or purposes therefore) of the majority of the Board of Directors or of the holders of not less than fifty percent (50%) of the number of shares of outstanding stock of the corporation entitled to vote at the meeting. Business transacted at any special meeting of shareholders shall be limited to the purpose or purposes stated in the notice.

3. **Place of Meeting.** Meetings of the shareholders shall be held at such place or places, within or without the State of Colorado, as may be designated from time to time by the Board of Directors and stated in the notice of the meeting.

4. **Notice of Meetings.** Except as otherwise provided by statute, notice of each meeting of shareholders, whether annual or special, shall be given not less than ten (10) nor more than fifty (50) days prior thereto to each shareholder entitled to vote thereat by delivering written or printed notice thereof to such shareholder personally or by depositing the same in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the stock transfer books of the corporation. The notice of all meetings shall state the place, day and hour thereof. The notice of a special meeting shall, in addition, state the purposes thereof.

5. **Voting List.** At least ten (10) days before every meeting of shareholders, a complete list of shareholders entitled to vote thereat or any adjournment thereof, arranged in alphabetical order, showing the address of each shareholder and the number of shares registered in the name of each, shall be prepared by the officer or agent of the corporation who has charge of the stock transfer books of the corporation. Such list shall be open at the principal office of the corporation to the inspection of any shareholder during usual business

hours for a period of at least ten (10) days prior to such meeting. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder who may be present.

6. **Organization.** The President shall call meetings of shareholders to order and act as chairman of such meetings. In the absence of said officer, any shareholder entitled to vote thereat, or any proxy of any such shareholder, may call the meeting to order and a chairman shall be elected by a majority of the shareholders entitled to vote thereat. In the absence of the Secretary and Assistant Secretary of the corporation, any person appointed by the chairman shall act as secretary of such meetings.

7. **Agenda and Procedure.** The Board of Directors shall have the responsibility of establishing an agenda for each meeting of shareholders, subject to the rights of shareholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The chairman of the meeting (i.e., the President) shall be charged with the orderly conduct of all meetings of shareholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, the Articles of Incorporation or these By-Laws, Robert's Rules of Order (as last revised) shall govern the disposition of the matter. The ruling of the chairman on matters of procedure, made in good faith, shall be final.

8. **Quorum.** The holders of a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. In the absence of a quorum at any such meeting, a majority of the shareholders present in person or represented by proxy and entitled to vote thereat may adjourn the meeting from time to time without further notice (except as provided in paragraph 9 of this Article II) until a quorum shall be present or represented.

9. **Adjournment.** When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and such adjournment is for less than thirty days. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At the adjourned meeting, any business may be transacted which might have been transacted at the original, special or annual meeting.

10. **Inspectors.** The chairman of the meeting may at any time appoint two (2) or more inspectors to serve at a meeting of the shareholders. Such inspectors shall decide upon the qualifications of voters, including the validity of proxies, accept and count the votes for and against the questions presented, report the results of such votes, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the questions presented. The inspectors need not be shareholders of the corporation, and any director or officer of the corporation may be an inspector on any question other than a vote for or on any other question in which he may be directly interested.

11. **Voting.** (a) Each shareholder shall at every meeting of shareholders, on all actions, including election of directors, or with respect to corporate action which may be taken without a meeting, be entitled to one vote for each share of stock having voting power held of record by such shareholder on the record date designated therefore pursuant to Section 3 of Article XI of these By-Laws (or the record date established pursuant to state law in the absence of such designation).

(b) Each shareholder so entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for him by voting trust or proxy executed in writing by such shareholder (or by his duly authorized attorney in fact) and delivered to the secretary of the meeting (or if there is no meeting, to the Secretary of the corporation); provided that no such voting trust or proxy shall be voted or acted upon after three (3) years from the date of its execution, unless such voting trust or proxy expressly provides for a longer period.

(c) When a quorum is present at any meeting of shareholders, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of a statute, or the Articles of Incorporation or these By-Laws, a different vote is required, in which case such express provision shall govern and control the decision on such question.

(d) Any action required to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

Article III
Board of Directors

1. **Authority.** The business and affairs of the corporation shall be managed by a Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

2. **Election and Tenure.** No fewer than one nor more than five directors (as determined by the shareholders at their annual meeting to elect directors) shall be elected at the annual meetings of the shareholders. Each director shall be elected to serve and to hold office until the next succeeding annual meeting and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

3. **Organizational Meetings.** The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the shareholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the shareholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

4. **Regular Meetings.** Regular meetings of the Board of Directors shall be held at such time or times as may be determined by the Board of Directors and specified in the notice of such meeting.

5. **Special Meetings.** Special meetings of the Board of Directors may be called by the Chairman of the Board and shall be called by the Chairman of the Board on the written request of any director.

6. **Place of Meetings.** Any meeting of the Board of Directors may be held at such place or places either within or without the State of Colorado as shall from time to time be determined by the Board of Directors and as shall be designated in the notice of the meeting.

7. **Notice of Meetings.** Notice of each meeting of directors, whether organizational, regular or special, shall be given to each director. If such notice is given either (a) by delivering written or printed notice to a director personally or (b) by telephone personally to such director, it shall be so given at least two (2) days prior to the meeting. If such notice is given either (a) by depositing a written or printed notice in the United States mail, postage prepaid, or (b) by transmitting a cable or telegram, in all cases directed to such director at this residence or place of business, it shall be so given at least four (4) days prior to the meeting. The notice of all meetings shall state the place, date, and hour thereof.

8. **Quorum.** A majority of the number of directors fixed by paragraph 2 of this Article III shall constitute a quorum at all meetings of the Board of Directors, and except as set out in paragraph 16 of this Article III, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the event of a tie vote, the Chairman of the Board casts the deciding vote. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, other than announcement at the meeting, until a quorum shall be present.

9. **Organization, Agenda and Procedure.** The Chairman of the Board, or in his absence any director chosen by a majority of the directors present, shall act as chairman of the meetings of the Board of Directors. In the absence of the Secretary and Assistant Secretary, any person appointed by the chairman shall act as secretary of such meetings. The agenda of and procedure for such meetings shall be determined by the Board of Directors.

10. **Resignation.** Any director of the corporation may resign at any time by giving written notice of his resignation to the Board of Directors Such resignation shall take effect at the date of receipt of such notice

or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

11. **Removal**. Except as otherwise provided in the Articles of Incorporation or in these By-Laws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of the percentage of stock required for his election. The vacancy in the Board of Directors caused by any such removal may be filled by such shareholders at such meeting, or, if the shareholders at such meeting shall fail to fill such vacancy, by the Board of Directors as provided in paragraph 12 of this Article.

12. **Vacancies.** Except as provided in paragraph 11 of this Article III, any vacancy occurring for any reason in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation or removal. A director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of shareholders and until his successor shall be elected and shall qualify, or until his earlier death, resignation or removal.

13. **Executive and Other Committees.** The Board of Directors, by resolution adopted by a majority of the number of directors fixed by paragraph 2 of this Article III, may designate two (2) or more directors to serve as an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors in reference to amending the Articles of Incorporation, adopting a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all or substantially all the property and assets of the corporation otherwise than the usual regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation, or a revocation thereof, or amending these By-Laws of the corporation. Unless a Board of Directors resolution or the Articles of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

14. **Compensation of Directors.** Each director may be allowed such amount per annum or such fixed sum for attendance at each meeting of the Board of Directors or any meeting of an executive or other committee, or any combination thereof, as may be from time to time fixed by resolution of the Board of Directors, together with reimbursement for the reasonable and necessary expenses incurred by such director in connection with the performance of his duties. Nothing herein contained shall be construed to preclude any director from serving the corporation or any of its subsidiaries in any other capacity and receiving proper compensation therefore.

15. **Manifestation of Dissent.** A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporation matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who acted in favor of such action.

16. **Unanimous Consent.** The following actions may be taken only upon unanimous consent of the Board of Directors at a meeting convened to decide on such actions:

(a) Recommending to shareholders amendments to the Articles of Incorporation.
(b) Adopting a plan of merger or consolidation.
(c) Recommending to the shareholders the sale, lease, exchange or other disposition of all or substantially all the property and assets of the corporation other than in the usual course of the corporation's business.
(d) Recommending to the shareholders a voluntary dissolution of the corporation.
(e) Amending the By-Laws of the corporation.

Article IV
Notice Waiver and Action by Consent

1. **Notice.** Whenever, under the provisions of the statutes or of the Articles of Incorporation or of these By-Laws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

2. **Waiver of Notice.** Whenever any notice whatever is required to be given under the provisions of a statute or the Articles of Incorporation, or by these By-Laws, a waiver thereof either in writing signed by the person entitled to said notice (or such person's agent or attorney in fact thereunto authorized) or by telegraph, cable or any other available method, whether before, at or after the time stated therein, or the appearance of such person or persons at such meeting in person or by proxy (except for the sole purpose of challenging the propriety of the meeting), shall be deemed equivalent to such notice.

3. **Action Without a Meeting.** Any action required or which may be taken at a meeting of the directors, shareholders or members of any executive committee of the corporation, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, shareholders, or members of the executive committee, as the case may be, entitled to vote with respect to the subject matter thereof and the writing or writings are filed with minutes of the proceedings of the board, shareholders or committee.

Article V
Officers

1. **Election, Qualifications and Tenure.** The Board of Directors annually, or at such lesser frequencies up to five year intervals as may be mandated by employment contracts entered into by and between any corporate officer and the Board of Directors, shall elect a Chairman of the Board, President, one or more Vice Presidents as may be determined from time to time by the Board of Directors, a Secretary and a Treasurer. The Board of Directors may also elect or appoint such other officers and assistant officers as may be determined by it. The Board of Directors may delegate to any such officer the power to appoint or remove subordinate officers, agents or employees. Any two or more offices may be held by the same person at the same time. Each officer so elected or appointed shall continue in office until his successor shall be elected or appointed and shall qualify, or until his earlier death, resignation or removal. Officers need not be directors of the corporation.

2. **Resignation, Removal and Vacancies.** Any officer may resign at any time by giving written notice thereof to the Board of Directors or to the President. Such resignation shall take effect on the date specified therein and no acceptance of the same shall be necessary to render the same effective. Any officer may at any time be removed by the affirmative vote of a majority of the number of directors specified in section 2 of Article III of these By-Laws, or by an executive committee thereunto duly authorized, such removal to be subject to the terms of any employment contract with such officer. If any office becomes vacant for any reason, the vacancy may be filled by the Board of Directors. An officer appointed to fill a vacancy shall continue in office until the earliest of his death, resignation or removal.

3. **Chairman of the Board.** The Chairman of the Board of Directors shall preside over and assist the Board of Directors in the formulation of policies to be pursued by the executive management of the corporation. He shall study and make reports and recommendations with respect to major problems, policies, and activities of the corporation, and it shall be his responsibility to see that the policy established by the Board of Directors is carried into effect by the executive officers.

4. **President.** The President shall be the chief executive and administrative officer of the corporation. He shall preside at all meetings of the shareholders. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors and shall have general charge of the business of the corporation. He shall from time to time obtain information concerning the affairs and business of the corporation and shall promptly lay such information before the Board of Directors, or he shall communicate to the Board of Directors all matters presented by an officer of the corporation for its consideration and shall from time to time communicate to the officers such action of the Board of Directors as may in his judgment affect the performance of their official duties. He may sign, alone if authorized or with the Secretary or any other proper officer of the corporation authorized by the Board of Directors, and deliver on behalf of the corporation any deeds, mortgages, notes, bonds, contracts, powers of attorney, or other instruments, including certificates for shares of capital stock of the corporation, which the Board of Directors has authorized to be executed. He may employ all agents and employees of the corporation and may discharge

any such agent or employee and shall perform all other duties as may from time to time be delegated to him by the Chairman of the Board of Directors.

5. **Vice Presidents.** The Vice Presidents shall perform such duties and possess such powers as from time to time may be assigned to them by the President. In the absence of the President or in the event of his inability or refusal to act, the Executive Vice President shall perform the duties of the President and, when so performing, shall have all the powers of and be subject to all the restrictions upon the President.

6. **Secretary.** The Secretary shall perform such duties and shall have such powers as may from time to time be assigned to him by the President. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of Secretary, including without limitation the duty and power to give notice of all meetings of shareholders and the Board of Directors, to attend all such meeting and keep a record of the proceedings, and to attest to the same on documents, the execution of which on behalf of the corporation is authorized by these By-Laws or by the action of the Board of Directors.

7. **Treasurer.** The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned to him by the President. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of Treasurer, including without limitation the duty and power to have custody of all funds and securities of the corporation, to keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, to deposit funds of the corporation in depositories selected in accordance with these By-Laws, disburse such funds as ordered by the Board of Directors, making proper accounts thereof, and shall render as required by the Board of Directors statements of all such transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

8. **Salaries.** Officers of the corporation shall be entitled to such salaries, perquisites, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

9. **Transfer of Authority.** Notwithstanding the provisions of these By-Laws relating to the authority of specific officers, or of the provisions of any resolution of the Board of Directors granting such specific authority. In case of the absence or disability of any officer or any other reason, the Board of Directors may transfer the authority or duties of any officer to any other officer, or to any director or other agent or employee of the corporation, by vote of a majority of the full number of directors authorized to hold office.

Article VI

Indemnification

1. Third Party Actions The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2. **Derivative Actions.** The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

3. **Extent of Indemnification.** To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

4. **Determination.** Any indemnification under sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 1 and 2 of this Article VI, even if he has not been successful on the merits or in defense of such action. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such

action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of the stock entitled to vote and represented at a meeting called for such purpose.

5. **Payment in Advance.** Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as provided in section 4 of this Article VI upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article VI.

6. **Insurance.** The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability hereunder or otherwise.

7. **Other Coverage.** The indemnification provided in this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these By-Laws, agreement, vote of shareholders or disinterested directors, Colorado statute, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

8. **Severability.** The rights of indemnification herein provided for shall be severable, shall continue as to a person who has ceased to be an indemnified person and shall inure to the benefit of the heirs, executors, administrator and other legal representatives of such a person.

9. **Contract.** The provisions of this by-law shall be deemed to be a contract between the corporation and each director or officer who serves in such capacity of any time while such by-law is in effect.

Article VII
Execution of Instruments; Loans; Checks and Endorsements; Deposits; Proxies

1. **Execution of Instruments.** The President or the Executive Vice President shall have power to execute and deliver on behalf and in the name of the corporation any instrument requiring the signature of an officer of the corporation, except as otherwise provided in these By-Laws or where the execution and delivery thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. Unless authorized to do so by these By-Laws or by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

2. **Loans.** No loan shall be contracted on behalf of the corporation, and no evidence of indebtedness shall be issued, endorsed or accepted in its name, unless authorized by the Board of Directors. Such authority may be general or confined to specific instances. When so authorized, the officer or officers thereunto authorized may effect loans at any time for the corporation from any bank or other entity and for such loans may execute and deliver promissory notes or other evidences of indebtedness of the corporation, and when authorized as aforesaid, as security for the payment of any and all loans (and any obligations incident thereto) of the corporation, may mortgage, pledge, or otherwise encumber any real or personal property, or any interest therein, at any time owned or held by the corporation, and to that end may execute and deliver such instruments as may be necessary or proper in the premises.

3. **Checks and Endorsements.** All checks, drafts or other orders for the payment of money, obligations, notes or other evidences of indebtedness, bills of lading, warehouse receipts, trade acceptances, and other such instruments shall be signed or endorsed by such officers or agents of the corporation as shall from time to time be determined by resolution of the Board of Directors, which resolutions may provide for the use of facsimile signatures.

4. **Deposits.** All funds of the corporation not otherwise employed shall be deposited from time to time to the corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the corporation or its order.

5. **Proxies.** Unless otherwise provided by resolution adopted by the Board of Directors, the President or any Vice President may from time to time appoint one or more agents or attorneys in fact of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation, association or other entity, any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation, association or other entity; or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper.

Article VIII
Shares of Stock

1. **Certificates of Stock.** (a) Every holder of stock of the corporation shall be entitled to have a certificate certifying the certificate number, the date of issuance, the name of the record holder of the shares represented thereby, the number of shares and a designation of the class of stock represented thereby, and any restriction or transfer on voting powers to which such shares are subject, which certificate shall otherwise be in such form as is required by law and the Board of Directors shall prescribe.

(b) Each certificate shall be conspicuously marked on both sides thereof with a legend as appropriate under law indicating any and all restrictions and/or restraints or alienation including but not limited to restraints regarding pertinent securities laws, preemptive or other rights vesting in the corporation or shareholders of record and S corporation elections by the shareholders.

(c) Each such certificate shall be signed by the President and the Secretary or an assistant Secretary of the corporation; provided, however, that where such certificate is countersigned by a transfer agent or registered by a registrar (other than the corporation's or any employee of the corporation) the signatures of such officers of the corporation may be in facsimile form. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate shall have been issued by the corporation, such certificate may nevertheless be issued by the corporation with the same effect as if the person who signed such certificate, or whose facsimile signature shall have been placed thereon, had not ceased to be such officer of the corporation.

2. **Record.** A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the corporation issued, the number of shares represented by each such certificate, and the date thereof, and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof, and thus a holder of record of such shares of stock, for all purposes as regards the corporation.

3. **Transfer of Stock.** (a) Transfer of shares of the stock of the corporation shall be made on the books of the corporation upon notice only by the registered holder thereof, or by his attorney thereunto authorized, and on the surrender of the certificate or certificates for such shares properly endorsed. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. The Secretary shall notify all parties concerned if a proposed transfer would violate this By-Law and the transfer shall be null and void <u>ab initio</u>.

4. **Registered Shareholders.** The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and, in the case of persons acting as trustees, to vote as such owner; and to hold liable for calls and assessments a person registered on its books as the owner of shares; and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Colorado.

5. **Transfer Agents and Registrars; Regulations**. The Board of Directors may appoint one or more transfer agents or registrars with respect to shares of stock of the corporation. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for shares of the stock of the corporation.

6. **Lost, Destroyed or Mutilated Certificate.** In case of the alleged loss, destruction or mutilation of a certificate representing stock of the corporation, a new certificate may be issued in place thereof, in such manner and upon such terms and conditions as the Board of Directors may prescribe, and shall be issued in such situations a required by law.

Article IX
Corporate Seal

The corporate seal shall be in such form as shall be approved by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The impression of the seal may be made and attested by either the Secretary or an Assistant Secretary for the authentication of contracts or other papers requiring the seal.

Article X
Fiscal Year

The fiscal year of the corporation shall be such year as shall be established by the Board of Directors.

Article XI
Corporate Books and Records

1. **Corporate Books.** The books and records of the corporation may be kept within or without the State of Colorado at such place or places as may be from time to time designated by the Board of Directors.

2. **Addresses of Shareholders.** Each shareholder shall furnish to the Secretary of the corporation or the corporation's transfer agent an address to which notices from the corporation, including notices of meetings, may be directed and if any shareholder shall fail so to designate such an address, it shall be sufficient for any such notice to be directed to such shareholder at his address last known to the Secretary or transfer agent.

3. **Closing of Transfer Books and Fixing Record Date.** The Board of Directors may close the stock transfer books for a period not exceeding fifty (50) days and not less than ten (10) days immediately preceding any meeting of shareholders or payment of any dividend or other distribution, for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution. In lieu of closing the stock transfer books for such purposes, the Board of Directors may fix in advance a date as a record date for the

determination of shareholders for any such purpose. Such record date shall not be more than fifty (50) nor less than ten (10) days before the date of any such meeting, nor more than fifty (50) days prior to any other action to which the same relates. Only such shareholders as shall be shareholders of record on the date so fixed, or fixed pursuant to these By-Laws, shall be so entitled with respect to the matter to which the same relates.

4. **Failure to Fix Record Date.** If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders, or of shareholders entitled to receive payment of a dividend, the date that notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

5. **Audit of Books and Accounts.** The corporation's books and accounts shall be audited at such times and by such auditors as shall be specified and designated by resolution of the Board of Directors.

6. **Annual Statement.** The Board of Directors shall represent at each annual meeting, and at any special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the corporation.

Article XII
Amendments

All By-Laws of the corporation shall be subject to alteration, amendment or repeal, and new By-Laws may be added, by the affirmative vote of a majority of a quorum of the members of the Board of Directors present in person at any regular or special meeting.

Article XIII
Dividends

1. **Declaration.** Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

2. **Reserves.** Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive

to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

Article XIV
Adotption

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors. The above By-Laws are certified to have been adopted by the Board of Directors of the Corporation on the February 2, 2005.

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

December 7, 2007

PRODUCE SAFETY & SECURITY INTERNATIONAL, INC.
330 E. Las Colinas Blvd., #714
Irving, TX 75039
Attention: Clarence W. Karney, Chief Executive Officer

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to PRODUCE SAFETY & SECURITY INTERNATIONAL, INC. (the "Company") in connection with a registration statement on Form 1-A, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 49,000,000,000 shares of common stock, no par value per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Colorado including the statutory provisions and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

Cohen & Czarnik LLP

Cohen & Czarnik LLP

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